77C – Exceed Defined Shield Index Fund (2015.12.31)

The Board of Trustees of Forum Funds (the “Trust”) called a special meeting (the “Special Meeting”) of the shareholders of the Exceed Defined Shield Index Fund, a series of the Trust, to approve a new investment subadvisory agreement with respect to the Fund between Exceed Advisory, LLC and First Principles Capital Management, LLC. The Special Meeting was held on November 24, 2015.

Proposal:	For	Against	Abstain
To approve a new investment subadvisory agreement between Exceed Advisory, LLC and First Principles Capital Management, LLC.	366,513.678 shares representing 99.499% of the total shares voted.	311 shares representing 0.084% of the total shares voted.	1,534 shares representing 0.416% of the total shares voted.